U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25

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      NOTIFICATION OF LATE FILING                      SEC FILE NUMBER
                                                          000-30383
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                                                         CUSIP NUMBER
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(CHECK ONE):      [   ] Form 10-K and Form 10-KSB         [  ] Form 20-F
                  [ X ] Form 10-Q and 10-QSB              [  ] Form N-SAR

         For Period Ended:  JUNE 30, 2005
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         [ ] Transition Report on Form 10-K
         [ ] Transition  Report on Form 20-F
         [ ] Transition  Report on Form 11-K
         [ ] Transition  Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:_____________________

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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION

Full Name of Registrant:            NORTH SHORE CAPITAL IV INC.
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Former Name if Applicable

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Address of Principal Executive Office                2208 Pershing Avenue
(Street and Number):

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City, State and Zip Code:                            Sheboygan, Wisconsin  53083


PART II--RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort and expense and the Registrant seeks relief pursuant to Rule 12b-5(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [ X ]
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date [ ]; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable. [ ]

PART III--NARRATIVE

State below, in reasonable detail, the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets, if needed)

The Registrant's previous auditor submitted audit reports on the Registrant's financial statements for the year ended December 31, 2003 and for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 without registering with the Public Company Accounting Oversight Board (PCAOB), as required by
Section 102 of the Sarbanes-Oxley Act of 2002. As a result, the Registrant has engaged the services of new auditors to be responsible for the Registrant re-submitting these audits and to submit audit reports for the year ended December 31, 2004 and for the quarters ended March 31, 2005 and June 30, 2005. As a result, the Registrant was unable to compile the documentation required to complete the Form 10-QSB without unreasonable effort and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Gerard Werner                              (920) 207-7772

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(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                [ ] Yes [ X ] No

                  (a) Form 10-KSB for the year ending December 31, 2004; and
                  (b) Form 10-QSB for the quarter ending March 31, 2005;

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ ] Yes [ X ] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                           NORTH SHORE CAPITAL IV INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: AUGUST 15, 2005           By: /s/ GERARD WERNER
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                                Name: Gerard Werner
                                Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).